[Letterhead]

Re: Extension of Maturity Date

Ladies/Gentlemen:

Please refer to the letter dated November 14, 2013 from Northwest Natural Gas Company (the “Company”) requesting an extension of the scheduled Maturity Date under and as defined in the Credit Agreement dated as of December 20, 2012 among the Company, various financial institutions and JPMorgan Chase Bank, N.A., as Administrative Agent (the “Credit Agreement”). Subject to satisfaction of the conditions set forth in Section 2.14 of the Credit Agreement and the payment by the Company of an extension fee in an amount equal to 0.05% of the commitment of the undersigned, the undersigned consents to the extension of the scheduled Maturity Date from December 20, 2017 to December 20, 2018.

____________________________
[Print or type full legal name of Lender]

By: __________________
Name:
Title:
Date: